EXHIBIT 11.4

PORTAGE BIOTECH, INC.

NOMINATING COMMITTEE CHARTER

August 18, 2020

I.       Purpose

The purpose of the Nominating Committee (the “Committee”) of Portage Biotech Inc. (the “Company”) is to exercise general oversight with respect to the governance of the Board of Directors of the Company (the “Board”) by (i) identifying, reviewing the qualifications of, and recommending to the Board proposed nominees for election to the Board, consistent with criteria approved by the Board, and (ii) selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders.

The Committee serves a board-level oversight role in which it provides advice, counsel and direction to management on the basis of the information it receives, discussions with management and the experience of the Committee members.

II.       Composition

The Committee shall be composed of not less than two (2) non-employee directors, as determined by the Board. Each member shall satisfy the independence standards set forth in the NASDAQ listing rules and the independence requirements set forth in the applicable rules of the Securities and Exchange Commission (the “SEC”).

III.       Responsibilities

Within the scope of the role of the Committee described above, the Committee is charged by the Board with the responsibility to:

•	Make recommendations to the full Board regarding the size of the Board, the composition of the Board, the process for filling vacancies on the Board and the tenure of Board members.

•	Make recommendations to the Board regarding the criteria for Board and committee membership, which shall include a description of any specific, minimum qualifications that the Committee believes must be met by a director nominee, and a description of any specific qualities or skills that the Committee believes are necessary for one or more of the Company’s directors to possess, and periodically reassess the adequacy of such criteria and submit any proposed changes to the Board for approval.

•	Establish procedures to be followed by stockholders in submitting recommendations for director candidates.

•	Establish a process for identifying and evaluating nominees for the Board, including nominees recommended by other board members, executive officers or stockholders.

•	Upon identifying individuals qualified to become members of the Board, consistent with the minimum qualifications and other criteria approved by the Board from time to time, recommend that the Board select the director nominees for election at each annual meeting of stockholders; provided that, if the Company is legally required by contract or otherwise to provide third parties with the ability to nominate individuals for election to the Board, the selection and nomination of such director nominees shall be governed by such contract or other arrangement and shall not be the responsibility of the Committee.

•	Review any stockholder proposals and proposed responses.

•	Develop and recommend to the Board a set of corporate governance guidelines applicable to the Company, review these principles at least once a year and recommend any changes to the Board, and oversee the Company’s corporate governance practices and procedures, including reviewing and recommending to the Board for approval any changes to the other documents and policies in the Company’s corporate governance framework, including the Company’s Articles of Incorporation and Bylaws.

•	Review and discuss with management the disclosure regarding the operations of the Committee and director independence, and to recommend that this disclosure be, included in any Company's proxy statement or annual report, as applicable.

•	Consider the Board’s leadership structure, including the separation of the Chairman and Chief Executive Officer roles and/or appointment of a lead independent director of the Board, either permanently or for specific purposes, and make such recommendations to the Board with respect thereto as the Committee deems appropriate.

•	Conduct a periodic review of the Company’s succession planning process for the chief executive officer and any other members of the Company’s executive management team, report its findings and recommendations to the Board, and assist the Board in evaluating potential successors to the chief executive officer and other members of the Company’s executive management team.

•	Review annually the adequacy of this charter and recommend any proposed changes to the Board for approval.

•	The Committee shall oversee the annual evaluation of the Board and its committees.

•	Perform such other duties and responsibilities as may be assigned to the Committee by the Board.

IV.       Authority

By adopting this charter of the Committee, the Board delegates to the Committee full authority to:

•	Select, retain and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation, and oversee the work, of the director search firm. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of its outside counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its compensation consultants, outside counsel and any other advisors.

•	Delegate such of its authority and responsibilities as the Committee deems proper to subcommittees thereof, subject to all applicable laws and regulations.

•	Appoint a chair of the Committee, unless a chair is designated by the Board.

V. Committee Structure and Operations

•	The Committee shall meet in person or telephonically at such times and places as shall be determined by the Committee chairperson. The chairperson, with input from the other members of the Committee, shall set the agendas for Committee meetings. A majority of the members of the Committee shall constitute a quorum for purposes of holding a meeting and the Committee may act by a vote of a majority of members present at such meeting. In lieu of a meeting, the Committee may act by unanimous written consent.

•	The Committee shall maintain minutes containing a summary of the actions taken at each Committee meeting and shall make regular reports to the Board with respect to actions taken by the Committee and areas of the Committee’s responsibilities.

VI.       Delegation of Authority

The Committee may from time to time, as it deems appropriate and to the extent permitted under applicable law, listing agreement, listing rules, and the Company’s Memorandum and Articles, form and delegate authority to subcommittees.

VII.       Publication

The Company shall make this charter freely available to stockholders on request and, provided the Company is subject to the periodic reporting requirements of the Exchange Act, shall publish it on the Company’s website.

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